November 16, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Melissa Raminpour, Branch Chief
Melissa Gilmore

Re:	Hawaiian Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 (Filed February 13, 2018)
Form 10-Q for the Quarter Ended September 30, 2018 (Filed October 24, 2018)
File No. 001-31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comments contained in the letter dated November 2, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings. We have repeated the comments contained in the Comment Letter in bold italics before our responses.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements

4. Revenue Recognition, page 12

1.	Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in connection with its implementation of Topic 606, the Company considered the guidance in ASC 606-10-50-20(d) regarding returns, refunds and other similar obligations. The majority of Hawaiian Airlines’ (“Hawaiian”) tickets sold are nonrefundable and recorded in Air Traffic Liability (“ATL”). As discussed in Note 5 to the Company’s consolidated financial statements contained in the Form 10-Q for the quarter ended September 30, 2018, titled “Revenue Recognition,” the transportation performance obligation is satisfied, and revenue recognized, as transportation is provided. Although limited in occurrence, refunds and returns typically occur prior to when the related transportation is provided, and therefore in advance of when the revenue has been recognized. When they occur, the balance sheet

U.S. Securities and Exchange Commission
November 16, 2018

account of ATL is reduced and payment (net of applicable fees) is remitted to the customer. Returns and refunds are not material and have no impact on the timing or valuation of revenue recognition.

Frequent Flyer Revenue, page 13

2.
We note that you offer various membership levels including Premier, Gold and Platinum under your HawaiianMiles Membership Program. Please tell us if you consider the complimentary or discounted services offered under these various tiers as marketing incentives or as material rights accounted for as a separate performance obligation pursuant to ASC 606-10-55-42 to 43.

Company Response:

The Company respectfully advises the Staff that it evaluated its HawaiianMiles Membership Program status related benefits and determined that such benefits represent marketing incentives rather than material rights accounted for as a separate performance obligation. The accounting for airline membership status was addressed by the AICPA Airlines Revenue Recognition Task Force in an airline industry position paper that set forth indicators to assist in determining the appropriate accounting for airline membership status related benefits. Such position paper was reviewed and approved by FinREC and included in the AICPA Revenue Recognition Audit and Accounting Guide.

The Company carefully evaluated the indicators identified in the position paper related to its Premier, Gold and Platinum membership levels. One of the indicators is whether “the entity has a business practice of providing tier status (or similar status benefits) to customers who have not entered into the appropriate level of past qualifying revenue transactions with the entity.” As is common in the airline industry, Hawaiian frequently offers membership status (which Hawaiian refers to as Pualani) to attract customers in anticipation that they will enter into future revenue transactions with Hawaiian. Furthermore, Hawaiian has a business practice of matching its tiers of Pualani status to other airline status tiers with no prior minimum purchases. Also consistent with marketing incentive indicators, Hawaiian does not separately sell tier status (except as it relates to Premier status which is accounted for separately and is not material) and status is not transferable to others.

Although status is typically achieved based on travel with Hawaiian, the Company’s business practices concerning the HawaiianMiles Membership Program as described above is evidence that the Company provides membership status as a marketing incentive to attract customers and incentivize future travel. Based on the Company’s assessment of the indicators discussed above, the Company concluded that status should be accounted for as a marketing incentive.

3.
We note your disclosure that you recognize revenue for marketing and brand performance obligations when HawaiianMiles members use their co-brand credit card and the resulting mileage credits are issued to them, which best correlates with the company’s performance toward satisfying the obligation. Please tell us the basis of your conclusion that timing of revenue recognition should be based on the customer's use of the credit card. In your response, tell us the separately identified performance obligations associated with your co-branded credit card arrangements and describe any significant judgments made in determining this conclusion.

U.S. Securities and Exchange Commission
November 16, 2018

Company Response:

The Company respectfully advises the Staff that in evaluating its co-branded credit card agreement, it considered the guidance in ASC 606-10-32-28 and 32-29, identifying the following performance obligations, (i) transportation that will ultimately be provided when mileage credits are redeemed (transportation), (ii) the Hawaiian Airlines brand and access to its member lists (collectively, brand performance), (iii) marketing, and (iv) airline benefits to cardholders, including discounts and anniversary travel benefits, baggage waivers and inflight purchase credits. The transportation and brand performance obligations combine to represent the vast majority (approximately 90%) of the value attributed to the Company’s co-branded agreement. The financial institution is the customer for some elements of the performance obligations, including brand performance and marketing, while the HawaiianMiles member is the customer for other elements, such as mileage credits, baggage waivers, and inflight purchase credits. The value attributed to marketing and airline benefits to cardholders’ performance obligations are not material to the Company’s co-branded agreement.

In evaluating the timing of revenue recognition for the brand performance obligation, the Company considered the guidance in ASC 606-10-55-58 through 55-60 regarding licenses of intellectual property. The Company believes that the brand performance obligation represents symbolic intellectual property ("IP") as it does not have significant stand-alone functionality, and substantially all of the benefits to the financial institution are derived from its access to Hawaiian’s member list and brand name which are supported by the airline’s ongoing activities, including its ordinary business activities. The Company has determined that symbolic IP is not the predominate item in the co-branded arrangement. Accordingly, because the brand performance obligation is satisfied over time in accordance with ASC 606-10-25-27 through 25-29, the Company follows the guidance in ASC 606-10-55-16 through 55-19. The value to the financial institution is provided as new cardholders choose the Hawaiian branded credit card and each time a cardholder chooses to use the co-branded credit card. Therefore, the Company recognizes revenue for the brand performance obligation as members use their co-branded credit card and the resulting mileage credits are issued to them, which the Company believes is the best measurement of the Company’s progress toward satisfying the obligation.

4.
We note your disclosure regarding the balance of the contract liability balance for the frequent flyer liability on page 14, which is comprised of both short-term and long-term amounts. Please tell us how you determined this disclosure is compliant with Rule 5-02 of Regulation S-X.

Company Response:

As discussed in Note 5 to the Company’s consolidated financial statements contained in the Form 10-Q for the quarter ended September 30, 2018, titled “Revenue Recognition,” the Company’s frequent flyer liability is recorded in Air Traffic Liability (“ATL”) (short-term) and Other Liabilities and Deferred Credits (long-term) based on estimated and expected redemption patterns using historical data and analysis. As of September 30, 2018 and December 31, 2017, the Company’s total frequent flyer liability balance was $372.6 million and $321.9 million, respectively. The Company further advises the Staff that all short-term deferred revenue, including frequent flyer, is presented in its consolidated balance sheets within ATL and that the Company discloses in the notes to the consolidated financial statements, the amount of ticket (non-frequent flyer) ATL through which the frequent flyer liability can be determined. Further, the Company also discloses the total contract liability for frequent flyer, through which both the

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November 16, 2018

short-term and long-term liability can be reasonably determined. Although the Company believes its disclosures are sufficient, given the anticipated growth of the frequent flyer program and to conform with industry practice, the Company respectfully advises the Staff that it will separately present noncurrent frequent flyer deferred revenue in its consolidated balance sheets going forward, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2018 and in each subsequent periodic report.

* * * * *

We request that the Staff contact the undersigned or Aaron Alter at (808) 564-7470 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300 with any questions or comments regarding this letter.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.
/s/ SHANNON L. OKINAKA
Shannon L. Okinaka Executive Vice President, Chief Financial Officer and Treasurer

cc:     Aaron Alter, Hawaiian Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Diane Inzano, Ernst & Young LLP